UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of December 2021

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

SENDAS DISTRIBUIDORA S.A.

Publicly-held Company

CNPJ/ME Nº 06.057.223/0001-71

NIRE 33.300.272.909

ASSAÍ OPENS THE 1st STORE IN BARRA DA TIJUCA (RJ) WITH DIFFERENTIATED ASSORTMENT AND LARGER OFFER OF SERVICES

Assaí Atacadista (B3: ASAI3; NYSE: ASAI) (“Sendas Distribuidora S.A.” or “Company”) hereby informs its shareholders and the market that, moving forward on its strong expansion plan, inaugurated today the first unit in Barra da Tijuca, the 26th store in Rio de Janeiro, the 206th store in operation.

Located at Avenida das Américas, 900, the main avenue in the region, the store has a sales area of 7,000 square meters, bringing convenience to residents and merchant customers.

Aiming to meet the different needs of local customers and, in line with the regional assortment strategy to suits the target audience, Assaí Barra da Tijuca has more than 8 thousand products and a differentiated assortment, which includes Cold Cuts Emporium, with a selection national and imported sausages and cheeses, as well as slicing service and cod options; a cozy cafeteria; butcher service; barbecue section; freshly cooked roast chicken; and increase in categories such as wines and olive oils. The store was also planned to offer a top-notch shopping experience in an air-conditioned and well-lit store, with ample use of natural light.

Additionally, the store was built based on modern and sustainable construction standards. The parking area has more than 670 parking spaces, including charging points for electric cars and electronic panels indicating free spaces.

Furthermore, the store generates 300 direct jobs, with a diverse, inclusive, and highly prepared team to serve customers that seeks for variety and economy.

The Company’s Investor Relations Department remains available to provide shareholders with any further explanation that may be required in connection with the object of this Notice to Market, through the e-mail address: assai.ri@assai.com.br

São Paulo, December 17th, 2021.

SENDAS DISTRIBUIDORA S.A.

Gabrielle Helú

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 17, 2021

Sendas Distribuidora S.A.

By: /s/ Daniela Sabbag Papa

Name: Daniela Sabbag Papa

Title: Chief Financial Officer

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.